U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

                                      Commission File No. 0-13500

NOTIFICATION OF LATE FILING

(Check One):  [  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [X] Form 10-Q
              [  ] Form N-SAR

For the Period Ended:  September 30, 1996

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________

______________________________________________________________________________

PART I.  Registration Information

Full name of registrant  1626 New York Associates Limited Partnership

Former name if applicable ____________________________________________

Address of principal executive office

One International Place, Boston, Massachusetts   02110


PART II. Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]  (a)  The reasons described in reasonable detail in Part II of this Form could not be eliminated without reasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following he prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III.  Narrative

	The registrant was unable to obtain all necessary information to prepare the quarterly report prior to the due date. The registrant will file its Form 10-Q report prior to the expiration of the 5-day extension period.


PART IV.  Other Information

	(1) Name and telephone number of person in contact in regard to this notification:

Richard J. McCready              617                      330-8600
    (Name)                    (Area Code)              (Telephone Number)

	(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). YES [X] NO [ ]

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES [ ] NO [X]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


1626 New York Associates Limited Partnership has caused this
  (Name of registrant as specified in charter)

notification has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 14, 1996            By: /s/ Michael Ashner
                                                 Michael Ashner
                                                 Chief Executive Officer
                                                 of General Partner